Exhibit 99.2

DELTA HOUSE OIL AND GAS
LATERAL, LLC

Financial Statements

Years Ended December 31, 2017, 2016 and 2015

The report accompanying these financial statements was issued by
BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

Exhibit 99.2

DELTA HOUSE OIL AND GAS LATERAL, LLC

Financial Statements

Years Ended December 31, 2017, 2016 and 2015

Exhibit 99.2

DELTA HOUSE OIL AND GAS LATERAL, LLC

Exhibit 99.2

Report of Independent Registered Public Accounting Firm

Board of Members Representatives
Delta House Oil and Gas Lateral, LLC
Houston, Texas
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Delta House Oil and Gas Lateral, LLC (the “Company”) as of December 31, 2017 and 2016, the related statements of operations, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO USA, LLP
We have served as the Company's auditor since 2014.
Houston, Texas
March 14, 2018

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international
BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Exhibit 99.2

DELTA HOUSE OIL AND GAS LATERAL, LLC

Balance Sheets

(In Thousands)

December 31,	2017	2016
Assets
Current Assets
Cash and cash equivalents	$1,835	$1,983
Accounts receivable - related parties	8,202	11,743
Total Current Assets	10,037	13,726

Restricted Cash - Decommissioning	806	463
Accounts Receivable - Related Party - Decommissioning	35	47
Property and Equipment, Net	160,944	168,144
Total Assets	$171,822	$182,380
Liabilities and Members’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$29	$170
Accounts payable -affiliate	19	19
Total Current Liabilities	48	189
Deferred Revenue	5,912	—
Asset Retirement Obligations	1,445	2,418
Total Liabilities	7,405	2,607

Commitments and Contingencies (See Note 3)

Members’ Equity	164,417	179,773

Total Liabilities and Members’ Equity	$171,822	$182,380
See accompanying notes to financial statements.

Exhibit 99.2

DELTA HOUSE OIL AND GAS LATERAL, LLC

Statements of Operations

(In Thousands)

Years Ended December 31,	2017	2016	2015

Revenues - Related Party	$63,720	$68,381	$30,902

Expenses
General and administrative	370	361	189
Depreciation	6,215	4,884	3,162
Accretion of asset retirement obligations	15	85	99
Total Expenses	6,600	5,330	3,450

Income from Operations	57,120	63,051	27,452

Other Income
Interest income	4	—	—
Total Other Income	4	—	—
Net Income	$57,124	$63,051	$27,452
See accompanying notes to financial statements.

Exhibit 99.2

DELTA HOUSE OIL AND GAS LATERAL, LLC

Statements of Changes in Members' Equity

(In Thousands, Except Unit Amounts)

	Class A		Class B		Class C		Class D		Members'
	Issued	Amount	Issued	Amount	Issued	Amount	Issued	Amount	Equity
Balance, December 31, 2014	5,409	$151,560	—	$—	—	$—	3	$3	$151,563

Capital contributions	—	24,287	—	—	—	—	—	—	24,287

Distributions	—	(20,432)	—	—	—	—	—	—	(20,432)

Net income (restated)	—	27,452	—	—	—	—	—	—	27,452

Balance, December 31, 2015	5,409	182,867	—	—	—	—	3	3	182,870

Distributions	—	(66,148)	—	—	—	—	—	—	(66,148)

Net income	—	63,051	—	—	—	—	—	—	63,051

Balance, December 31, 2016	5,409	179,770	—	—	—	—	3	3	179,773

Distributions	—	(72,480)	—	—	—	—	—	—	(72,480)

Net income	—	57,124	—	—	—	—	—	—	57,124

Balance, December 31, 2017	5,409	$164,414	—	$—	—	$—	3	$3	$164,417
See accompanying notes to financial statements.

Exhibit 99.2

DELTA HOUSE OIL AND GAS LATERAL, LLC

Statements of Cash Flows

(In Thousands)

Years Ended December 31,	2017		2016	2015
Cash Flows from Operating Activities
Net income	$57,124		$63,051	$27,452
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation	6,215		4,884	3,162
Accretion of asset retirement obligations	15		85	99
Changes in operating assets and liabilities:
Accounts receivable - related party	3,553		(1,529)	(8,163)
Accounts payable and other current liabilities	(141)		156	(2)
Deferred revenue	5,912		—	—
Net Cash Provided By Operating Activities	72,678		66,647	22,548
Cash Flows from Investing Activities
Change in restricted cash	(343)		(328)	(135)
Payments for property and equipment	(3)		—	(28,042)
Other	—		448	—
Net Cash Provided By (Used In) Investing Activities	(346)		120	(28,177)
Cash Flows from Financing Activities
Capital contributions	—		—	24,287
Distributions to members	(72,480)		(66,148)	(20,432)
Net Cash Used In Financing Activities	(72,480)		(66,148)	3,855
Increase (Decrease) in Cash and Cash Equivalents	(148)		619	(1,774)
Cash and Cash Equivalents, beginning of year	1,983		1,364	3,138
Cash and Cash Equivalents, end of year	$1,835	1,835	$1,983	1,364
Non-Cash Investing Activities
Changes in property and equipment funded	$—		$—	$(9,735)
through accounts payable and accrued liabilities
Revisions in asset retirement cost	$(988)		$135	$2,099
See accompanying notes to financial statements.

DELTA HOUSE OIL AND GAS LATERAL, LLC	Exhibit 99.2

Notes to Financial Statements

(Dollar Amounts in Thousands)

1. Organization and Nature of Operations

Delta House Oil and Gas Lateral, LLC (the “Company”) was formed in the state of Delaware as a limited liability company on October 18, 2012.  The Company will continue in existence until it is dissolved and terminated by the members of the Company in accordance with the provisions of the Limited Liability Agreement (the “LLC Agreement” or “Operating Agreement”). The Company was formed to finance, design, construct, and own and operate oil and natural gas lateral transportation facilities (the “Facilities”), which receive and transport production of hydrocarbons from the Marmalard, Neidermeyer, and SOB 2 prospects (the “Anchor Prospects”), the Blue Wing Olive, Malachite, and SOB III prospects (the “Secondary Prospects”), and the Otis, Odd Job, LaFemme, and Red Zinger prospects (the “Additional Priority Prospects”) in the Gulf of Mexico and any future additional prospects from a floating production platform (the “Base FPS”) developed by Delta House FPS, LLC, to commercial pipeline operators.  The planned capacity of the Facilities is 100,000 barrels of oil per day and 240 MMCF of natural gas per day.

The Base FPS and the Facilities commenced operations in April 2015.

On December 6, 2012, the Company entered into agreements with the producers (the “Producers”) of the Anchor Prospects and the Secondary Prospects, and then subsequently of the Additional Priority Prospects, to provide oil and natural gas transportation services (collectively, the “Transportation Agreements”). On June 30, 2017, the Company entered into agreements with the Producers of subsequent Additional Priority Prospects. The Producers have agreed to pay the Company a variable fee for each barrel of oil and MMBtu of natural gas produced and delivered to the Base FPS. Additionally, the Producers are contractually obligated to pay a fixed monthly fee of $925 for oil and $943 for natural gas for the right to use the Facilities. The fixed fees terminate seven (7) years from the date all Anchor Prospects had delivered first production to the FPS, which occurred on August 1, 2015.

Profits and losses are allocated to the members in proportion to their equity percentage interests, with certain restrictions dictated by specific terms under the LLC Agreement.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in U.S. dollars using accounting principles generally accepted in the United States ("GAAP").

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments, with original maturities of three months or less. The cash equivalents as of December 31, 2017 and 2016 consisted of a money market account.

Restricted Cash

The Company maintains restricted cash for future decommissioning obligations, and has collected and recorded $806 and $463 of long-term restricted cash as of December 31, 2017 and 2016, respectively.

Accounts Receivable - Related Parties

Receivables from the sale of oil and natural gas transportation services are unsecured. All accounts receivable are from the Producers, who are members of the Company. Allowance for doubtful accounts are determined based on management’s assessment of the creditworthiness of the customer. Past due accounts are written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. At December 31, 2017 and 2016, management believed that all balances from customers were fully collectible such that no allowance for doubtful accounts was deemed necessary.

DELTA HOUSE OIL AND GAS LATERAL, LLC	Exhibit 99.2

Notes to Financial Statements

(Dollar Amounts in Thousands)

Revenue Recognition

Revenue from our oil and natural gas export offshore pipelines is based on a fixed monthly fee through July 2022 for the right to use the Facilities and a fixed fee per unit of volume gathered or transported multiplied by the volume delivered. Transportation fees are based on contractual arrangements.  Revenue associated with the fixed monthly fees are recognized over the contract period and the fixed fees per unit of volume are recognized when volumes have been delivered.

Differences in the amounts invoiced and revenue recognized is recorded as deferred revenue on the balance sheet.

The Company recognizes a decommissioning fee for each barrel of oil equivalent processed and has recorded $328, $314 and $194 of decommissioning fee revenue during the years ended December 31, 2017, 2016 and 2015, respectively.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable. The carrying amounts approximate fair value due to the short-term nature of these instruments.

Property and Equipment

Property and equipment are recorded at cost. Betterments are capitalized. Repair and maintenance costs are expensed as incurred. Property and equipment consists of the following:

	Useful Life	December 31,	December 31,
	(Years)	2017	2016

Pipelines	27	$175,205	$176,190

Accumulated depreciation		(14,261)	(8,046)

Property and equipment, net		$160,944	$168,144

The estimated useful lives of the Facilities are revised when circumstances or events indicate that the overall life of the Facilities differs from the previous estimate. In the fourth quarter of 2016 the useful lives were revised from 40 years to 27 years based on changes in the estimated production life of the oil and natural gas reserves on which the Facilities are dependent. Changes in estimated useful lives are accounted for prospectively from the date of the revision as a change in accounting estimate.

Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, net of any salvage value. Depreciation expense during the years ended December 31, 2017, 2016 and 2015 was $6,215, $4,884 and $3,162, respectively.

The recoverability of long-lived assets are evaluated when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If such impairment indicators exist, the Company performs a two-step impairment test. First, the undiscounted future cash flows of the long-lived assets are estimated and compared to assets’ carrying value and, if the undiscounted cash flows are less than the carrying value, the assets are considered impaired. Second, the impairment loss is measured by reducing the carrying value to the estimated fair value of the assets. No impairment losses were recorded during the years ended December 31, 2017, 2016 and 2015.

DELTA HOUSE OIL AND GAS LATERAL, LLC	Exhibit 99.2

Notes to Financial Statements

(Dollar Amounts in Thousands)

Asset Retirement Obligations (“AROs”)

AROs are legal obligations associated with the removal and abandonment of tangible long-lived assets and are recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. AROs are initially measured at their estimated fair values and recorded as liabilities with an increase as well to the carrying amount of the related long-lived asset. In future periods subsequent to initial recognition, accretion of the liability is recognized each period and the asset is depreciated using the straight-line method over its useful life. The Company recorded an ARO relating to the future dismantlement of the Facilities. A revision to the estimate was recorded during the years ended December 31, 2017 and 2016 due to changes in the estimated costs to remove and abandon the assets. Accretion expense during the years ended December 31, 2017, 2016 and 2015 was $15, $85 and $99, respectively.

The following table provides an analysis of changes in the ARO liability during the years ended December 31, 2017 and 2016:

	2017	2016

Beginning balance	$2,418	$2,198
Liabilities incurred	—	—
Revisions in estimate	(988)	135
Accretion	15	85
Ending balance	$1,445	$2,418

Use of Estimates

When preparing financial statements in conformity with U.S. GAAP, management must make estimates and assumptions based on information available at the time. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities as of the date of the financial statements. Estimates and assumptions are based on information available at the time such estimates and assumptions are made. Adjustments made with respect to the use of these estimates and assumptions often relate to information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements. Estimates and assumptions are used in, among other things i) analyzing long-lived assets and assets for possible impairment, ii) estimating the useful lives of assets, and iii) estimating the inputs required in calculating the asset retirement obligations. Actual results could differ materially from estimated amounts.

Income Taxes

The Company files its federal income tax return as a limited liability corporation under the Internal Revenue Code. In lieu of corporate income taxes, the members of the Company are taxed on their proportionate share of the Company’s taxable income. Accordingly, no provision or liability has been recognized for federal income tax purposes in the accompanying financial statements, as taxes are the responsibility of the individual members of the Company.

The Company’s assets are located in federal waters in the Gulf of Mexico, and therefore, are not subject to state income taxes.

Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company had no uncertain tax positions as of December 31, 2017 and 2016. During the years ended December 31, 2017, 2016 and 2015, the Company did not incur any income tax-related interest or penalties.

DELTA HOUSE OIL AND GAS LATERAL, LLC	Exhibit 99.2

Notes to Financial Statements

(Dollar Amounts in Thousands)

None of the Company’s federal income tax returns are currently under examination by the Internal Revenue Service (“IRS”). However, fiscal years 2014 and later remain subject to examination by the IRS.

Concentration of Credit Risk

The Company’s primary assets, which are located in the Gulf of Mexico, provide transportation services to producers of oil and natural gas from the Base FPS. The Company has a concentration of accounts receivable balances due from companies engaged in the production of oil and natural gas in the Gulf of Mexico. These customers may be similarly affected by changes in economic, regulatory, weather, or other factors.

The Company maintains cash and cash equivalents and restricted cash balances at financial institutions in the United States of America, which at times exceed federally insured amounts. The Company has not experienced any losses in such accounts, and does not believe a significant concentration of credit risk exists with its cash and cash equivalents.

Correction of an Error

During 2017, the Company identified a misstatement related to revenue for the fixed monthly transportation fees, which were being recognized as billed instead of over the contract period.  The impact on prior periods was not material, so the Company has corrected the misstatement in the fourth quarter of 2017, which resulted in a decrease in revenue and net income of approximately $3 million representing the cumulative impact of the misstatement through September 30, 2017, $1.7 million of which related to 2016 and prior.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. The Company has elected to adopt the standard in line with the required effective date of public entities. The guidance permits using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). Early application is permitted. The Company will adopt the new standard effective January 1, 2018, using the modified retrospective approach. The adoption of ASU 2014-09 will not result in a cumulative adjustment to members’ equity on adoption. In addition, it will not have a material impact on the Company’s consolidated financial position, results of operations, equity or cash flows, except for the recharacterization of deferred revenue as a refund liability.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the Emerging Issues Task Force). The ASU intends to address classification and presentation of changes in restricted cash on the statement of cash flows. The standard requires an entity’s reconciliation of the beginning-of-period and end-of-period total amounts shown on the statement of cash flows to include in cash and cash equivalents amounts generally described as restricted cash and restricted cash equivalents. The ASU does not define restricted cash or restricted cash equivalents, but an entity will need to disclose the nature of the restrictions. The guidance is effective for public entities for annual and interim periods beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, adjustments should be reflected at the beginning of the fiscal year that includes that interim period. Entities should apply this ASU using a retrospective transition method to each period presented. The Company will adopt the new standard on its effective date, January 1, 2018 and will include restricted cash on the balance sheet to be included in cash on the statement of cash flows and provide the additional disclosures.

DELTA HOUSE OIL AND GAS LATERAL, LLC	Exhibit 99.2

Notes to Financial Statements

(Dollar Amounts in Thousands)

3. Commitments and Contingencies

Legal Proceedings

The Company is not currently party to any pending litigation or governmental proceedings, other than ordinary routine litigation incidental to its business. While the ultimate impact of any proceedings cannot be predicted with certainty, the Company believes that the resolution of any of its pending proceedings will not have a material effect on its financial condition or results of operations.

Environmental Matters

The Company is subject to federal and state laws and regulations relating to the protection of the environment. Environmental risk is inherent to processing platform operations and oil and natural gas pipeline transportation, and it could, at times, be subject to environmental cleanup and enforcement actions. In October 2017, an oil leak occurred in the Gulf of Mexico due to a fracture in a flow line jumper connected to the Base FPS, and as a precautionary measure, the Neidermeyer wells were shut-in. The Company has been advised by the producers responsible for these wells, that the wells are expected to be shut-in until early to mid-2018 while environmental cleanup efforts continue. The Company believes it is not responsible for the oil leak nor is it liable for any costs associated with the oil leak. As such, no liability has been recorded relating to this matter. The Company is not aware of any other material environmental matters.

4. Related Party Transactions

Transportation Agreements

The Company entered into separate Transportation Agreements with the Producers. Under the terms of the Transportation Agreements, the Company agreed to construct, install, and decommission the Facilities that accepts dedicated production from the Anchor Prospects and Additional Priority Prospects at the Base FPS in the Gulf of Mexico, and deliver the production to pipeline operators. In addition, the Company ensures that LLOG Exploration Offshore, LLC (“LLOG”) operates the Company’s Facilities according to the project agreements. The Producers currently hold Class A Units in the Company.

The Company billed the Producers all the transportation and decommissioning fees for services performed during the years ended December 31, 2017, 2016 and 2015. As of December 31, 2017 and 2016, the Company had total receivables of $8,237 and $11,790, respectively, due from the Producers.

Asset Management Agreement

Consolidated Asset Management Services (Texas), LLC (“CAMS”) provides construction and asset management services to the Company under the terms of an Asset Management Agreement (“AMA”). CAMS is indirectly owned by Tessa Group, LLC, a general partner holding a 60% partnership interest in CAMS, and ArcLight Asset Management, LLC, a limited partner which (i) holds a 40% partnership interest in CAMS and (ii) is an affiliate of ArcLight Capital Partners, LLC (“ArcLight”). At December 31, 2017, private equity funds under management by ArcLight hold an effective 23.3% of the Class A units in the Company through its subsidiaries, Otter Offshore Holdings, LLC and Pinto Offshore Holdings, LLC.

The AMA will continue to be automatically renewed for successive periods of one (1) year each until an extension decline occurs. CAMS is paid a fixed monthly fee and recovers the expenses it incurs under the AMA.

During the years ended December 31, 2017, 2016 and 2015, the Company incurred costs of $225, $225 and $225, respectively, related to the AMA, of which $0, $0 and $94 was capitalized, respectively, and the remainder was included in general and administrative expense on the statements of operations, respectively.

As of December 31, 2017 and 2016, the Company had accounts payable due to CAMS of $19 and $19, respectively.

DELTA HOUSE OIL AND GAS LATERAL, LLC	Exhibit 99.2

Notes to Financial Statements

(Dollar Amounts in Thousands)

5. Members’ Equity

There are four classes of equity units as established by the LLC Agreement:

•	Class A units - a class of capital interests in respect of construction and operation of the Facilities

•	Class B units - a class of capital interests in respect of construction cost overruns with respect to the Facilities

•	Class C units - a class of capital interests in respect of expansions to the Facilities

•	Class D units - a class of capital interests in respect of unreimbursed major expenditures related to the Facilities

Class B, C, and D units have no voting rights. Distributions to members holding each class of equity units are subject to waterfall provisions contained in the operating agreement.

For purposes of adjusting the capital accounts of the members, the net profits, net losses, and, to the extent necessary, individual items of income, gain, loss and deduction, for any fiscal year or other period, shall be allocated among the members in a manner such that the adjusted capital account of each member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to then distributions that would be made to such member, if the Company were dissolved, its affairs wound up, and its properties sold for cash equal to their gross asset values, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the gross asset value of the asset securing such liability), and the net assets of the Company were distributed to the members immediately after making such allocation.

During the year ended December 31, 2015, $24,287 of Class A capital contributions were made by the members.  No contributions were made during the years ended December 31, 2017 and 2016.

During the years ended December 31, 2017, 2016 and 2015, the Company paid distributions totaling $72,480, $66,148 and $20,432, respectively, to the members of Class A units.

6. Subsequent Events

The Company has evaluated subsequent events through March 14, 2018, which is the date these financial statements were available for issuance.

On January 31, 2018 and February 28, 2018, the Company paid distributions of $4,178 and $3,945, respectively, to the members of Class A units.